October 7, 2008

Marsha L. Hunt
Vice President — Corporate Controller
Cummins, Inc.
500 Jackson Street
Columbus, Indiana 47302-3005

> **Re: Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-04949**
> **Response Letter Dated August 22, 2008 and September 26, 2008**

Dear Ms. Hunt:

We refer you to our comment letters dated July 16, 2008 and September 5, 2008 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
    Assistant Director
    Division of Corporation Finance